UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(D)(1) Or 13(E)(1)

Of The Securities Exchange Act Of 1934

(Amendment No. 3)

REEDS JEWELERS, INC.

(Name of Subject Company (issuer))

Sparkle, LLC

Sparkle Acquisition, Inc.

Alan M. Zimmer

Herbert J. Zimmer

Jeffrey L. Zimmer

Arlene Z. Schreiber

Rose W. Zimmer

Bradley Trent Zimmer

Landon Garrett Zimmer

Andrew Michael Schreiber

Mark Harrison Schreiber

(Names of Filing Persons (Offeror and other Persons))

Common Stock, par value $.10 per Share

(Title of Class of Securities)

758341101

(CUSIP Number of Class of Securities)

Alan M. Zimmer

Sparkle, LLC

111 Princess Street, Wilmington, NC 28401

(910) 763-4669 Ext. 203

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons))

Calculation of Filing Fee:

Transaction valuation(1)	Amount of filing fee(2)
$2,635,668.60	$333.94

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding common shares of Reeds Jewelers, Inc., par value $.10 per share (the “Shares”), not beneficially owned by Sparkle, LLC, a North Carolina limited liability company (“Sparkle”) or its subsidiaries, at an increased purchase price of $2.05 per Share, net to the seller in cash. As of April 15, 2004, there were 1,285,692 Shares on a fully diluted basis (treating as outstanding all Shares underlying exercisable options) not beneficially owned by Sparkle or its affiliates.
(2)	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 7 issued by the Securities and Exchange Commission on January 26, 2004. Such fee equals .01267 percent of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $31.94
Form or Registration No.: Amendment No. 2 to Schedule TO
		Filing Party:	Sparkle, LLC, Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, Arlene Z. Schreiber, Rose W. Zimmer, Bradley Trent Zimmer, Landon Garrett Zimmer, Andrew Michael Schreiber, Mark Harrison Schreiber
Date Filed: March 29, 2004

Amount Previously Paid: $45.77
Form or Registration No.: Amendment No. 1 to Schedule TO
		Filing Party:	Sparkle, LLC, Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, Arlene Z. Schreiber, Rose W. Zimmer, Bradley Trent Zimmer, Landon Garrett Zimmer, Andrew Michael Schreiber, Mark Harrison Schreiber
Date Filed: March 2, 2004

Amount Previously Paid: $256.23
Form or Registration No.: Schedule TO
		Filing Party:	Sparkle, LLC, Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, Arlene Z. Schreiber, Rose W. Zimmer, Bradley Trent Zimmer, Landon Garrett Zimmer, Andrew Michael Schreiber, Mark Harrison Schreiber
Date Filed: January 29, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☒	third party tender offer subject to Rule 14d-1.

	☐	issuer tender offer subject to Rule 13e-4.

	☒	going-private transaction subject to Rule 13e-3.

	☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No.    758341101

1 Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Sparkle Acquisition, Inc. (20-0475194)

2 Check the Appropriate box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐
3 SEC Use Only

4 Source of Funds (See Instructions) OO

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6 Citizenship or Place of Organization North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0

11 Aggregate Amount Beneficially Owned by Each Reporting Person 0

12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13 Percent of Class Represented by Amount in Row (11) 0

14 Type of Reporting Person (See Instructions) CO

This Amendment No. 3 to Schedule TO amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO initially filed with the Securities and Exchange Commission (the “Commission”) on January 29, 2004 (the “Initial Schedule TO”), and as amended and supplemented by Amendment No. 1 to Schedule TO filed with the Commission on March 2, 2004, and Amendment No. 2 to Schedule TO filed with the Commission on March 29, 2004 (as so amended, the “Schedule TO”), by Sparkle, LLC, a North Carolina limited liability company (“Sparkle”), Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, Arlene Z. Schreiber, Rose W. Zimmer, Bradley Trent Zimmer, Landon Garrett Zimmer, Andrew Michael Schreiber, and Mark Harrison Schreiber in connection with the offer by Sparkle to purchase all of the outstanding shares of common stock, par value $.10 per share (the “Shares”), of Reeds Jewelers, Inc., a North Carolina corporation (“Reeds”), not owned by Sparkle or its subsidiaries, at an increased purchase price of $2.05 per Share, net to the seller in cash. The amended offer is set forth in the Supplement to the Offer to Purchase (the “Supplement”), a copy of which is attached hereto as Exhibit (a)(1)(xii) but has not been mailed to Reeds’ shareholders pending its review by the Commission, the Offer to Purchase dated January 29, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Supplement and Offer to Purchase, and any amendments or supplements hereto or thereto, collectively constitute the “Amended Offer”). Copies of the Offer to Purchase and Letter of Transmittal were attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. Capitalized terms used herein and that are not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

Item 1. Summary Term Sheet

Item 1 is amended and supplemented by adding the following:

Reference is made to the information set forth in the Supplement under Summary Term Sheet and Questions and Answers About the Amended Offer, which is incorporated herein by reference.

Item 2. Subject Company Information

Item 2 is amended and supplemented by adding the following:

(a) Reference is made to the information set forth in the Supplement under Supplemental Terms of the Tender Offer—Section 6 (“Certain Information Concerning Reeds”), which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Supplement under Introduction and under Supplemental Terms of the Tender Offer—Section 6 (“Certain Information Concerning Reeds”), which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Supplement under Supplemental Terms of the Tender Offer—Section 5 (“Price Range of Shares; Dividends”), which is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

Item 3 is amended and supplemented by adding the following:

(a)-(c) Reference is made to the information set forth in the Supplement under Supplemental Terms of the Tender Offer—Section 7 (“Certain Information Concerning Sparkle”), which is incorporated herein by reference.

Item 4. Terms of the Transaction

Item 4 is amended as supplemented by adding the following:

(a) Reference is made to the information set forth in the Supplement under Summary Term Sheet; Questions and Answers About the Amended Offer; Introduction; Special Factors—Sections 2 (“Purpose of the Tender Offer; The Plans of Sparkle and the Affiliates for Reeds; Consideration of Alternatives”) and 3 (“Certain Effects of the Tender Offer and Merger”); Supplemental Terms of the Tender Offer—Sections 1 (“Terms of the Amended Offer”), 2 (“Acceptance for Payment and Payment for Shares”), 3 (“Procedures for Tendering Shares”) and 4 (“Rights of Withdrawal”), which is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 5 is amended and supplemented by adding the following:

(a) Reference is made to the information set forth in the Supplement under Supplemental Terms of the Tender Offer—Section 9 (“Source and Amount of Funds”), which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Supplement under Special Factors—Sections 1 (“Background of the Tender Offer”), 2 (“Purpose of the Tender Offer; The Plans of Sparkle and the Affiliates for Reeds; Consideration of Alternatives”), and Supplemental Terms of the Tender Offer—Section 7 (“Certain Information Concerning Sparkle”), which is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

Item 6 is amended and supplemented by adding the following:

(a) and (c)(1)-(7) Reference is made to the information set forth in the Supplement under Summary Term Sheet, Questions and Answers about the Amended Offer, Introduction, Special Factors—Sections 1 (“Background of the Tender Offer”), 2 (“Purpose of the Tender Offer; The Plans of Sparkle and the Affiliates for Reeds; Consideration of Alternatives”), 3 (“Certain Effects of the Tender Offer and Merger”) and 4 (“Conduct of Reeds’ Business if the Tender Offer is not Completed”), which is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

Item 7 is amended and supplemented by adding the following:

(a), (b) and (d) Reference is made to the information set forth in the Supplement under Supplemental Terms of the Tender Offer—Section 9 (“Source and Amount of Funds”), which is incorporated herein by reference.

Item 8. Interest in Securities of Subject Company

Item 8 is amended and supplemented by adding the following:

(a) Reference is made to the information set forth in the Supplement under Supplemental Terms of the Tender Offer—Section 7 (“Certain Information Concerning Sparkle”), which is incorporated herein by reference.

Item 9. Persons / Assets, Retained, Employed, Compensated or Used

Item 9 is amended and supplemented by adding the following:

(a) Reference is made to the information set forth in the Supplement under Introduction and Supplemental Terms of the Tender Offer—Section 13 (“Fees and Expenses”), which is incorporated herein by reference.

Item 10. Financial Statements

N/A

Item 11. Additional Information

Item 11 is amended and supplemented by adding the following:

(a)(2) Reference is made to the information set forth in the Supplement under Introduction, Supplemental Terms of the Tender Offer—Sections 2 (“Acceptance for Payment and Payment for Shares”), and 3 (“Procedures for Tendering Shares”), which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Supplement under Special Factors—Section 5 (“Analysis of Capitalink, L.C. to Sparkle”), which is incorporated herein by reference.

Item 12. Exhibits

Item 12 is amended and supplemented by adding the following:

EXHIBIT	DESCRIPTION
(a)(1)(xii)	Supplement to the Offer to Purchase dated April 15, 2004. (This document has not been mailed to Reeds’ shareholders pending its review by the Securities and Exchange Commission.)

Item 13. Information Required by Schedule 13E-3

Item 2. Subject Company Information

Item 2 is amended and supplemented by adding the following:

(d) Reference is made to the information set forth in the Supplement under Supplemental Terms of The Tender Offer—Section 5 (“Price Range of Shares; Dividends”), which is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Item 5 is amended and supplemented by adding the following:

(c) Reference is made to the information set forth in the Supplement under Introduction, Special Factors—Section 1 (“Background of the Tender Offer”), which is incorporated herein by reference.

(e) Reference is made to the information set forth in the Supplement under Introduction, Supplemental Terms of the Tender Offer—Sections 1 (“Terms of the Amended Offer”), 2 (“Acceptance for Payment and Payment for Shares”), 3 (“Procedures for Tendering Shares”), 4 (“Rights of Withdrawal”), 9 (“Source and Amount of Funds”) and 10 (“Certain Conditions of the Amended Offer”), which is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

Item 6 is amended and supplemented by adding the following:

(b) Reference is made to the information set forth in the Supplement under Special Factors—Sections 2 (“Purpose of the Tender Offer; The Plans of Sparkle and the Affiliates for Reeds; Consideration of Alternatives”) and 3 (“Certain Effects of the Tender Offer and Merger”), which is incorporated by reference.

(c)(8) Reference is made to the information set forth in the Supplement under Special Factors—Section 3 (“Certain Effects of the Tender Offer and Merger”), which is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

Item 7 is amended and supplemented by adding the following:

(a), (b) and (c) Reference is made to the information set forth under Introduction; Special Factors—Sections 1 (“Background of the Tender Offer”), 2 (“Purpose of the Tender Offer; The Plans of Sparkle and the Affiliates for Reeds; Consideration of Alternatives”), 3 (“Certain Effects of the Tender Offer and Merger) and 6 (“The Position of Sparkle and the Affiliates Regarding the Fairness of the Amended Offer to Unaffiliated Shareholders”), which is incorporated herein by reference.

(d) Reference is made to the information set forth in the Supplement under Introduction, Special Factors—Section 3 (“Certain Effects of the Tender Offer and Merger”) and Supplemental Terms of the Tender Offer—Section 8 (“Merger and Dissenters’ Rights; ‘Going Private’ Rules”), which is incorporated herein by reference.

Item 8. Fairness of the Transaction

Item 8 is amended and supplemented by adding the following:

(a), (b), (c), (d), (e) and (f) Reference is made to the information set forth in the Supplement under Summary Term Sheet, Questions and Answers about the Amended Offer, Special Factors—Sections 1 (“Background of the Offer”), 2 (“Purpose of the Tender Offer; The Plans of Sparkle and the Affiliates for Reeds; Consideration of Alternatives”), and 6 (“The Position of Sparkle and the Affiliates Regarding the Fairness of the Amended Offer to Unaffiliated Shareholders”), which is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations

Item 9 is amended and supplemented by adding the following:

(a), (b) and (c) Reference is made to the information set forth in the Supplement under Special Factors—Sections 1 (“Background of the Tender Offer”) and 5 (“Analysis of Capitalink, L.C. to Sparkle”), which is incorporated herein by reference.

Item 10. Source and Amount of Funds or Other Consideration

Item 10 is amended and supplemented by adding the following:

(c) Reference is made to the information set forth in the Supplement under Supplemental Terms of the Tender Offer—Section 13 (“Fees and Expenses”), which is incorporated by reference.

Item 12. The Solicitation or Recommendation

Item 12 is amended and supplemented by adding the following:

(d) Reference is made to the information set forth in the Supplement under Supplemental Terms of the Tender Offer—Section 6 (“Certain Information Concerning Reeds”), which is incorporated herein by reference.

Item 13. Financial Information.

Item 13 is amended and supplemented by adding the following:

(a) and (b) Reference is made to the information set forth in the Supplement under Supplemental Terms of the Tender Offer—Section 6 (“Certain Information Concerning Reeds”), which is incorporated herein by reference. The financial statements included as Item 8 in Reeds’ Annual Report on Form 10-K for the year ended February 28, 2003, and Item 1 in Reeds’ Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2003, are hereby incorporated herein by this reference. Copies of such reports and other documents may be inspected and copies obtained from the Commission as provided in the Supplement under Supplemental Terms of the Tender Offer – Section 6 (“Certain Information Concerning Reeds”), which is incorporated herein by reference.

[THE REMAINDER OF THIS PAGE IS LEFT BLANK INTENTIONALLY.]

SIGNATURE

After due inquiry and to the best of his, her, or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2004	SPARKLE, LLC

By: /s/ Alan M. Zimmer

Name: Alan M. Zimmer

Title: Director

/s/ Alan M. Zimmer	/s/ Herbert J. Zimmer
Alan M. Zimmer	Herbert J. Zimmer
/s/ Jeffrey L. Zimmer	/s/ Arlene Z. Schreiber
Jeffrey L. Zimmer	Arlene Z. Schreiber
/s/ Rose W. Zimmer	/s/ Landon Garrett Zimmer
Rose W. Zimmer	Landon Garrett Zimmer
/s/ Bradley Trent Zimmer	/s/ Mark Harrison Schreiber
Bradley Trent Zimmer	Mark Harrison Schreiber
/s/ Andrew Michael Schreiber
Andrew Michael Schreiber

SPARKLE ACQUISITION, INC.

By: /s/ Alan M. Zimmer
Name: Alan M. Zimmer
Title: President

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
(a)(1)(xii)	Supplement to the Offer to Purchase dated April 15, 2004. (This document has not been mailed to Reeds’ shareholders pending its review by the Securities and Exchange Commission.)